November 20, 2006

BY EDGAR correspondence

Ms. Linda Cvrkel

Branch Chief, Division of Corporation Finance

U.S. Securities and Exchange Commission

Mail Stop 3561, 100 F Street, N.E.

Washington, D.C. 20549

Re:	Michael Foods, Inc.

Form 10-K for the year ended December 31, 2005

Filed March 23, 2006

File No. 333-112714

Dear Ms. Cvrkel:

On behalf of Michael Foods, Inc., this letter responds to your letter dated November 15, 2006, relating to comments of the staff of the U.S. Securities and Exchange Commission on the above-referenced filing. The responses to the Staff’s comments are numbered to relate to the corresponding comments in your letter.

Annual Report on Form 10-K for the year ended December 31, 2005

Valuation and Qualifying Accounts, page 41

1.	It appears from your response to our prior comment two that the gross and net amounts charged to bad debt expense and to your allowance for doubtful accounts represent more than 5% of your net income for 2004. In light of such bankruptcies and the fact that one of the bakeries was a significant customer, we believe you should expand your disclosures in MD&A discussing the impact this had or is expected to have on your operations. Please revise all future filings to include such disclosures when and where applicable.

Response:

We will include in future filings, when and where applicable, disclosure regarding the effect our customers’ bankruptcies had or are expected to have on our operations.

Other

2.	As per our first letter, please provide the following with your next response:

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Response:

We are responsible for the adequacy and accuracy of the disclosures in our 2005 Annual Report on Form 10-K. We acknowledge that the staff comments in your letters dated October 25, 2006 and November 15, 2006, and any changes we make to our disclosures in response to those staff comments, do not foreclose the Commission from taking any action with respect to our 2005 Annual Report on Form 10-K. We also acknowledge that we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or would like additional information, please contact the undersigned at (952) 258-4000.

Very truly yours,

By:	/s/ John D. Reedy
John D. Reedy
Executive Vice President and Chief Financial Officer